Exhibit 99.1

ELBIT IMAGING ANNOUNCES $200 MILLION CO-INVESTMENT FACILITY FOR
INVESTMENT IN THE US REAL ESTATE MARKET

Tel Aviv, February 9, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that its subsidiary, Elbit Plaza USA, L.P. (“Elbit Plaza USA”) a real estate investment venture jointly formed by Elbit and its subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), has entered into a framework and co-investment agreement (the “Agreement”) with Eastgate Property LLC, an affiliate of NCH Capital Inc. (www.nchcapital.com), an established U.S. based international real estate fund manager (“Eastgate”).

Under the Agreement the parties have committed to co-invest in equal portions a combined $200 million with a U.S. real estate investment fund that will be jointly established by the parties with outside investors and which will focus on investments in the U.S. retail and commercial real estate sectors (the “Fund”).

Eastgate shall take an active role in the joint management of the Fund  utilizing its long-standing experience in fund management activities in the U.S.

The parties intend to take advantage of real estate opportunities in the U.S., primarily in the retail and commercial sectors. The Agreement provides that the parties will identify and locate potential investments during a two-year period in which the Fund together with the co-investment facility will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the Fund's assets or holdings and dissolving the Fund within a five-to-seven-year period of the initial closing of the Fund.

The Agreement is part of Elbit Plaza USA’s efforts of securing capital commitments totaling, together with Elbit Plaza USA’s and Eastgate’s investments, approximately $400 million to be utilized in pursuit of the Fund’s investment program, enabling the funding of property acquisitions valued at up to $1 billion taking into account potential leverage.

Motti Zisser, Executive President, commented: “The capital commitment in the amount of $100million by Eastgate, a sophisticated real estate investor with an impressive track record, clearly demonstrates its confidence in Elbit Plaza US’s ability to create value with respect to the proposed real estate transactions in the U.S. We plan to raise additional capital commitments from Israeli and foreign investors, some of which have already expressed an interest to join the Fund.”

Dudi Machluf, Chief Executive Officer (Co-CEO), commented: “Elbit Imaging and Plaza Centers believe that the current financial crisis in the U.S. and specifically in the real estate market has created a unique opportunity to acquire interests in high quality operating properties generating net operating income at very attractive valuations not seen in the recent past, with a unique potential for significant appreciation.

Furthermore, we believe that, as the global and U.S. markets recover, the Fund should be well positioned to deliver significant value on its investments. We are confident that the expertise and experience gained by Elbit Imaging and Plaza Centers in the real estate markets in general, and the shopping malls and shopping and entertainment centers businesses in particular, will help us to utilize to the fullest extent the promising potential of those investments.”

About Elbit Imaging Ltd.

The activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in the preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the limited operating history of Elbit Plaza USA, the ability to raise additional funds from investors, the ability to find suitable investment opportunities, the ability to negotiate favorable investment terms, the availability of financing on favorable terms, risks associated with development projects, such as delays in construction and receipt of approvals and permits for zoning and construction, dependence on key personnel, reliance on partners and other third parties, competition,  environment risks, general economic conditions and the conditions of the U.S. real estate market in particular, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054